                DEKALB Genetics
                Corporation Savings and
                Investment Plan


      Financial Statements and Supplemental
               Schedules As of August 31, 1998 and
               1997 Together With Auditors' Report




          Employer Identification Number 36-3586793
                       Plan Number 002

                 DEKALB GENETICS
                 CORPORATION SAVINGS AND
                 INVESTMENT PLAN


       FINANCIAL STATEMENTS AND SUPPLEMENTAL
                  SCHEDULES August 31, 1998 and 1997



                            INDEX
REPORT OF INDEPENDENT ACCOUNTANTS

FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits, With
Fund Information, as of August 31, 1998
Statement of Net Assets Available for Benefits, With
Fund Information, as of August 31, 1997
Statement of Changes in Net Assets Available for
Benefits, With Fund Information, for the Year Ended
August 31, 1998
Statement of Changes in Net Assets Available for
Benefits, With Fund Information, for the Year Ended
August 31, 1997

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES:
Item 27a--Schedule of Assets Held for Investment
Purposes as of August 31, 1998
Item 27d--Schedule of Reportable Transactions for the Year Ended August 31, 1998

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
DEKALB Genetics Corporation Savings and Investment Plan:


We have audited the accompanying financial statements and schedules of the DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN (the "Plan") as of August 31, 1998 and 1997, and for the years then ended, as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets of the Plan as of August 31, 1998 and 1997, and changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Chicago, Illinois
February 24, 1999


DEKALB GENETICS CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
As of August 31, 1998
Part 1 of 2

                                                              Fund Information
                                  _______________________________________________________________________
                                                              ______________
                                                          Summit                    DEKALB
                               Blue Chip     Equity        Cash       Spectrum      Stable
                                 Growth      Income      Reserves      Income        Value             DEKALB
                                  Fund        Fund         Fund         Fund         Fund       Stock Fund
                              __________  ___________  ___________  ___________  ___________  ___________ __
                                  _                     _               _             _            _
ASSETS:
Investments, at fair market
value--Pooled Equity Funds    $36,129,36  $46,473,336  $10,515,812  $18,413,642  $18,537,533  $29,585,303
                              8
Company contribution
receivable                                     77,989       88,139       25,746       14,225            0
                              82,965      ___________  ___________  ___________  ___________  ___________
                              __________  _            _            _            _        _
                              __
NET ASSETS AVAILABLE FOR
BENEFITS                      $36,212,33  $46,551,325  $10,603,951  $18,439,388  $18,551,758  $29,585,303
                              3           ===========  ===========  ===========  ===========  ===========
                              ==========  =            =            =            =        =
                              ==

                The accompanying notes are an integral part of this statement.


DEKALB GENETICS CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
As of August 31, 1998
Part 2 of 2

                                                      Fund Information
                                ___________________________________________________________
                                                       ____________
                                                 New        Equity      Pfizer
                                 Internation   Horizons     Index       Stock        Loan
                                    al
                                 Stock Fund      Fund       Trust        Fund        Fund        Total
                                ___________  __________  __________  __________  __________  __________ __
                                    __                   __             __           __            __
ASSETS:
Investments, at fair market
value--Pooled Equity Funds      $   846,255  $           $           $           $   $166,878,1
                                             888,080     3,846,675   316,479     1,325,706     89
Company contribution receivable        7,237
                                ___________  11,647      25,423      0           0   333,371
                                __           __________  __________  __________  __________  __________
                                             __          __          __          __  __
NET ASSETS AVAILABLE FOR         $   853,492  $           $           $           $       $167,211,5
BENEFITS                        ===========  899,727     3,872,098   316,479     1,325,706     60
                                ==           ==========  ==========  ==========  ==========  ==========
                                             ==          ==          ==          ==  ==

         The accompanying notes are an integral part of this statement.

[CAPTION]
DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION As of August 31, 1997
Part 1 of 2

                                              FUND INFORMATION
                          ______________________________________________________
                                               ___________
                                            Money         Fixed        Capital
                              Equity        Market        Income     Preservation
                               Fund          Fund          Fund          Fund
                          ____________  ____________  ____________  ____________ ______
                           _____               _____     _____
ASSETS:
Investments, at fair
market value or contract
value-
DEKALB Genetics Corp.
common stock              $             $          0  $          0  $          0
                          0
Common stocks                                       0             0             0
                          56,160,636
Mutual funds                                        0    13,796,505     5,316,998
                          29,231,852
Short-term fixed income                     9,322,630       908,961     1,059,949
fund                      5,739,040
U.S. Treasury bonds and                             0     2,903,592             0
notes                     0
Participation accumulation
fund                                               0             0   12,360,445
                         0
                                                    0             0             0
   Participant loans      0             ____________  ____________  ____________
                          ____________  ___           ___           ___
                          ___
Total investments                                 9,322,630    17,609,058    18,737,392
                          91,131,528    ____________  ____________  ____________
                          ____________  ___           ___           ___
                          ___
Receivables-
Company contribution                          148,399       183,424       119,227
                          954,928
Accrued interest and                           23,318        26,947         2,621
dividends                 111,439
Fund transfers pending
                          246,241       (114,187)     (2,919)       (124,493)
                          ____________  ____________  ____________  ____________ ___
                          ___                 ___   ___
Total receivables                                    57,530       207,452
                          1,312,608     ____________  ____________  (2,645)
                          ____________  ___           ___           ____________
                          ___                                       ___
Total assets                                      9,380,160    17,816,510    18,734,747
                          92,444,136    ____________  ____________  ____________
                          ____________  ___           ___           ___
                          ___
LIABILITIES:
Due to brokers                                      0             0             0
                          (828,815)
Other liabilities
                          (113,700)     (19,977)      (25,118)      (17,542)
                          ____________  ____________  ____________  ____________ ___
                          ___                 ___   ___
Total liabilities
                          (942,515)     (19,977)      (25,118)      (17,542)
                          ____________  ____________  ____________  ____________ ___
                          ___       ___           ___
NET ASSETS AVAILABLE FOR
BENEFITS                  $             $  9,360,183  $ 17,791,392  $ 18,717,205
                          91,501,621    ============  ============  ============
                          ============  ===           ===           ===
                          ===
 The accompanying notes are an integral part of this statement.

DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
As of August 31, 1997
Part 2 of 2
                                                  Fund Information
                              ______________________________________________________
                                                    __________
                                 Company        Pfizer
                                  Stock         Stock      Participant
                                   Fund          Fund       Loan Fund       Total
                              _____________ ____________  ____________  ____________ _____
                              _____            _____         _____

ASSETS:
Investments, at fair market
value or contract value-
DEKALB Genetics Corporation
common stock                  $             $             $             $
                              13,100,316    0             0             13,100,316
Common stocks
                              0             188,933       0             56,349,569
Mutual funds
                              0             0             0             48,345,355
Short-term fixed income fund

                              98,668        44,157        0             17,173,405
U.S. Treasury bonds and notes
                              0             0             0             2,903,592
Participation accumulation
fund
                              0             0             0             12,360,445
Participant loans
                              0             0             1,012,920     1,012,920
                              ____________  ____________  ____________  ____________ ___
                              ___           ___   ___
Total investments
                              13,198,984    233,090       1,012,920     151,245,602
                              ____________  ____________  ____________  ____________ ___
                              ___           ___   ___
Receivables-
Company contribution
                              1,347,572     0             0             2,753,550
Accrued interest & dividends
                              388           689           30            165,432
Fund transfers pending
                              (4,642)       0             0             0
                              ____________  ____________  ____________  ____________ ___
                              ___           ___   ___
Total receivables
                              1,343,318     689           30            2,918,982
                              ____________  ____________  ____________  ____________
                              ___           ___           ___           ___
Total assets
                              14,542,302    233,779       1,012,950     154,164,584
                              ____________  ____________  ____________  ____________ ___
                              ___                   ___               ___
LIABILITIES:
Due to brokers
                              0             0             0             (828,815)
Other liabilities
                              (72,004)      0             (16,000)      (264,341)
                              ____________  ____________  ____________  ____________ ___
                              ___                   ___               ___
Total liabilities
                              (72,004)      0             (16,000)      (1,093,156)
                              ____________  ____________  ____________  ____________ ___
                              ___                   ___               ___

NET ASSETS AVAILABLE FOR      $             $             $             $
BENEFITS                     14,470,298    233,779       996,950       153,071,428
                              ============  ============  ============  ============ ===
                              ===                   ===               ===
The accompanying notes are an integral part of this statement.

DEKALB GENETICS CORPORATION
SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
For the Year Ended August 31, 1998
Part 1 of 3

                                                    Fund Information
                         ____________________________________________________________________
                                                    ______________
                                                                      Capital
                            Equity     Money Market      Bond      Preservation   Blue Chip
                             Fund          Fund          Fund          Fund          Fund
                         ____________  ____________  ____________  ____________  ____________ _____
                            _____              _____       ___        _____


BALANCE AT AUGUST 31,     $             $             $             $             $
1997                     91,501,621    9,360,183     17,791,392    18,717,205    0
                         ____________  ____________  ____________  ____________  ____________ ___
                         ___           ___          ___            ___
Contributions-
Company
                         501,788       88,924        90,913        51,909        460,081
Participant
                         927,002       114,739       175,389       82,295        765,007
Interest and dividend
income                   841,788       173,903       229,652       353,285       71
Net appreciation
(depreciation) in fair
value of investments                                 443,927       9,536         (1,134,370)
                         (2,097,787)   0
Distributions
                         (3,372,241)   (1,159,937)   (948,675)     (1,304,782)   (819,892)
Transfers
                         (88,173,243)  (8,569,593)   (17,759,372)  (17,907,047)  37,044,618
Participant loan
                         0             0             0             0             (159,497)
Participant loan
repayments                                           (3,369)       30            56,828
                         2,422         140
Fees and expenses
                         (131,350)     (8,359)       (19,857)      (2,431)       (513)
                         ____________  ____________  ____________  ____________  ____________ ___
                         ___           ___          ___            ___
Net additions
(deductions)
                         (91,501,621)  (9,360,183)   (17,791,392)  (18,717,205)  36,212,333
                         ____________  ____________  ____________  ____________  ____________ ___
                         ___           ___          ___            ___
BALANCE AT AUGUST 31,     $             $             $             $             $
1998                     0             0             0             0             36,212,333
                         ============  ============  ============  ============  ============ ===
                         ===           ===          ===            ===

     The accompanying notes are an integral part of this statement.

DEKALB GENETICS CORPORATION
SAVINGS AND INVESTMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
For the Year Ended August 31, 1998
Part 2 of 3

                                                    Fund Information
                         ____________________________________________________________________
                                                    ______________
                             Equity        Summit       Spectrum       Stable       Company
                            Income         Cash         Income        Value         Stock
                             Fund          Fund          Fund          Fund          Fund
                         _____________ ____________  ____________  ____________  ____________ _____
                          ___                          _____          _____          ___

BALANCE AT AUGUST 31,     $          0  $          0  $          0  $          0  $
1997                     ____________  ____________  ____________  ____________  14,470,298
                         _____         _____         _____         _____         ____________
                                                                                 _____
Contributions-
Company
                         519,822       436,332       170,499       84,547        (23,551)
Participant
                         891,999       332,826       270,013       143,463       1,502,754
Interest and dividend
income                   880,892       326,043       725,048       705,204       51,112
Net appreciation
(depreciation) in fair
value of investments     (3,938,791)   0             (698,642)     0             21,056,966
Distributions
                         (1,109,928)   (329,385)     (325,803)     (689,277)     (726,506)
Transfers
                         49,446,669    9,866,624     18,298,232    18,317,442    (6,668,401)
Participant loan
                         (209,106)     (60,365)      (20,928)      (21,248)      (130,815)
Participant loan
repayments               70,878        37,494        21,148        11,803        57,842
Fees and expenses
                           (1,110)       (5,618)        (179)         (176)        (4,396)
                         ____________  ____________  ____________  ____________  ____________
                         _____         _____         _____         _____         _____
Net additions
(deductions)
                          46,551,325    10,603,951    18,439,388    18,551,758    15,115,005
                         ____________  ____________  ____________  ____________  ____________ _____
                         _____              _____   _____          _____
BALANCE AT AUGUST 31,     $             $             $             $             $
1998                     46,551,325    10,603,951    18,439,388    18,551,758    29,585,303
                         ============  ============  ============  ============  ============ ===
                         ===           ===  ===     ===

         The accompanying notes are an integral part of this statement.


DEKALB GENETICS CORPORATION
SAVINGS AND INVESTMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION For
the Year Ended August 31, 1998
Part 3 of 3

                                                    Fund Information
                         ____________________________________________________________________ ______________

                                            New
                         Internationa    Horizons       Equity        Pfizer         Loan
                              l         Stock Fund    Index Fund    Stock Fund       Fund         Total
                          Stock Fund   ____________  ____________  ____________  ____________  ____________
                         ____________      ___           ___           ___           ___           ___
                             ___
BALANCE AT AUGUST 31,     $          0       $             $        $             $             $
1997                     ____________       0             0        233,779       996,950       153,071,428
                         ___           ____________  ____________  ____________  ____________  ____________
                                       ___           ___           ___           ___           ___
Contributions-
Company
                         33,529        53,071        102,723       0             0             2,570,587
Participant
                         50,363        81,297        190,621       0             0             5,527,768
Interest and dividend
income                   3             7             5             1,450         132           4,288,595
Net appreciation
(depreciation) in fair
value of investments     (118,887)     (325,738)     (596,562)     127,628       0             12,727,280
Distributions
                         (113)         (693)         (497)         0             (12,347)      (10,800,076)
Transfers
                         888,715       1,087,997     4,173,737     (46,378)      0             0
Participant loan
                         (3,941)       (3,126)       (3,475)       0             612,501       0
Participant loan
repayments               3,834         6,922         5,558         0             (271,530)     0
Fees and expenses                                                             0             0
                             (11)          (10)          (12)      ____________  ____________   (174,022)
                         ____________  ____________  ____________  ___           ___           ____________
                         ___           ___           ___                                       ___
Net additions
(deductions)
                         853,492       899,727       3,872,098     82,700        328,756       14,140,132
                         ____________  ____________  ____________  ____________  ____________  ____________ ___
                         ___               ___ ___           ___           ___
BALANCE AT AUGUST 31,     $             $             $             $             $             $
1998                     853,492       899,727       3,872,098     316,479       1,325,706     167,211,560
                         ============  ============  ============  ============  ============  ============ ===
                         ===               === ===           ===           ===

         The accompanying notes are an integral part of this statement.


DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
For the Year Ended August 31, 1997
Part 1 of 2

                                Fund Information
              _____________________________________________________
                                   __________
                                           Money         Fixed        Capital
                             Equity        Market        Income     Preservation
                              Fund          Fund          Fund          Fund
                         _____________ _____________ _____________ _____________ _____
                            _____         _____      _____
BALANCE AT AUGUST 31,     $  68,095,678 $  10,660,343 $  17,410,737 $  19,178,212
1996                     _____________ _____________ _____________ _____________
                         _____         _____         _____         _____
Contributions-
Company                       1,908,644       322,528
                                                     361,185       230,923
Participant                   2,877,422       335,021
                                                     506,847       368,782
Interest income                 242,769       562,457
                                                     346,861       842,463
Dividend income               1,678,304             0                     297,903
                                                     592,211
Net appreciation in fair
value of investments        24,928,089
                                       0             799,677       (1,192)
Distributions
                         (7,241,211)   (2,403,486)   (2,107,374)   (2,639,418)
Transfers                                                                 445,213
                         (550,212)     (93,508)      (38,009)
Participant loan                      0             0
distributions                                        0             0
Participant loan                      0             0
repayments                                           0             0
Fees and expenses
                         437,862)      (23,172)      (80,743)      (5,681)
                         _____________ _____________ _____________ _____________ _____
                         _____               _____   _____
Net additions
(deductions)                 3,405,943                     380,655
                         _____________ (1,300,160)   _____________ (461,007)
                         _____         _____________ _____         _____________
                                       _____                       _____
BALANCE AT AUGUST 31,     $  91,501,621 $   9,360,183 $  17,791,392 $  18,717,205
1997                     ============= ============= ============= =============
                         ==            ==            ==            ==

         The accompanying notes are an integral part of this statement.


DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION For
the Year Ended August 31, 1997
Part 2 of 2

                                      Fund Information
                          _______________________________________
                                         ________
                            Company        Pfizer
                             Stock         Stock      Participant
                              Fund          Fund       Loan Fund       Total
                         ____________  ____________  ____________  ____________ _____
                          _____          _____          _____

BALANCE AT AUGUST 31,     $             $             $             $
1996                     4,895,935     131,899       853,431       121,226,235
                         ____________  ____________  ____________  ____________ _____
                         _____        _____          _____
Contributions-
Company
                         1,787,298     0             0             4,610,578
Participant
                         707,646       0             0             4,795,718
Interest income
                         (6,928)       1,168         37,600        2,026,390
Dividend income
                         42,586        2,181         0             2,613,185
Net appreciation in fair
value of investments
                         7,358,642     98,531        0             33,183,747
Distributions
                         (232,678)     0             (343,004)     (14,967,171)
Transfers
                         (80,206)      0             316,722       0
Participant loan
distributions
                         0             0             406,400       406,400
Participant loan
repayments
                         0             0             (274,199)     (274,199)
Fees and expenses
                         (1,997)       0             0             (549,455)
                         ____________  ____________  ____________  ____________ _____
                         _____        _____          _____
Net additions
(deductions)
                         9,574,363     101,880       143,519       31,845,193
                         ____________  ____________  ____________  ____________ _____
                         _____        _____          _____
BALANCE AT AUGUST 31,     $             $             $             $
1997                     14,470,298    233,779       996,950       153,071,428
                         ============  ============  ============  ============ ==
                         == ==        ==

 The accompanying notes are an integral part of this statement.




                 DEKALB GENETICS CORPORATION
                 SAVINGS AND INVESTMENT PLAN


                NOTES TO FINANCIAL STATEMENTS
                  August 31, 1998 and 1997



1.PLAN DESCRIPTION

   The following brief description of the DEKALB Genetics
   Corporation Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

   General
      The Plan, which was established effective September 1, 1982, is a defined contribution plan covering substantially all employees of DEKALB Genetics Corporation (the "Company") and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

   Contributions

   All monies received by the Trustee of the Plan are invested at the direction of the participants in accordance with the terms of the Trust Agreement. Participants may contribute up to 15% of compensation, as defined in the Plan. Company contributions (50% matching of participant contributions from 1% to 6% of covered compensation) are invested in the various funds in proportion to the participants' investment in such funds. The Company may elect to contribute an additional amount at the discretion of the Board of Directors.

   Effective September 1, 1995, the Plan was amended to provide for a guaranteed Company contribution to the Plan equal to 1% of payroll for all employees eligible to participate in the Plan. Effective September 1, 1996, the Company increased the compensation-based contribution from 1% of pay to 2% of pay.

   Vesting

   A participant is at all times fully vested in his employee contribution account. His employer contribution account vests at the rate of 20% per year. A participant is 100% vested after five years of credited service.

   Forfeited Accounts

   Termination of employment before the completion of five years of service will result in forfeitures from the employer contribution account unless such termination is due to the participant's attainment of age 65 or death or disability. Forfeited nonvested accounts will be used to reduce Company contributions.

Benefits

Distributions from the Plan are paid in cash as a lump sum provided that distributions from the Company common stock fund may, at the participant's election, be received in either whole shares of DEKALB Genetics Corporation Class A common stock or cash.

Investment Options

On January 1, 1998, the Plan changed trustees from
Citibank, N.A. to T. Rowe Price Trust Company.

Contributions from participants are credited directly to their account in each fund. Employee contributions are invested in at least 1% increments. Transfers of account balances must be in whole percentages. Rollovers from prior qualified plans are invested at the employee's discretion. Company matching contributions and any discretionary Company matching contributions are invested in the investment funds in the same proportions as the participant employee's pretax contributions. A participant may change his investment direction with respect to his current account and future contributions no more than six times per year by giving the Plan's administrative committee written notice in the prescribed form. Changes in investment direction of the current account balance immediately take effect as long as the change occurred during a business day before 4 p.m.
eastern time.

There are currently nine investment funds available to participants. These nine funds are described briefly below:

Blue Chip Growth Fund--This fund seeks long-term growth.
   It invests in large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth. This fund is subject to the risks associated with stock market investing.

Equity Income Fund--This fund seeks high income and long term growth. It takes a relatively conservative approach by investing in stocks that pay above-average dividends. Stocks paying dividends generally experience less volatility than those that do not.

Summit Cash Reserves Fund--This fund seeks to preserve principal investment and offers higher income. It invests in high-quality money market securities. This fund tries to keep its share price steady at $1, although it is not guaranteed. It is neither insured nor guaranteed by the U.S. government.

Spectrum Income Fund--This fund takes a diversified approach to high income. It may invest in up to five
   U.S. bond funds, two international bond funds, a money market fund, and an income-oriented stock fund.

DEKALB Stable Value Fund--This fund seeks to preserve principal investment and offer some income. It invests in investment contracts issued by high-quality insurance companies and banks. This fund tries to keep its unit price steady at $1, although it is not guaranteed. This fund is neither insured nor guaranteed by the U.S. Government.

   DEKALB Stock Fund--This fund seeks long-term growth by
      investing in the common stock of the Company. International Stock Fund--This fund seeks high long-term growth by investing in established non-U.S. companies. New Horizons Fund--This aggressive fund seeks high long term growth. It invests in small company stocks and takes a growth approach to investing. This fund is subject to the abrupt and unpredictable market movements associated with small company stocks.
   Equity Index Trust--This trust seeks long-term growth and income. It invests in the 500 stocks that make up the S&P 500 Index.
   A tenth fund, the Pfizer stock fund, was created solely for the purpose of holding common stock of Pfizer, Inc. received by the Plan through employee rollover contributions. No additional contributions may be made to this fund.
  An eleventh fund, the participant loan fund, was created for the purpose of recording participant loans and related activity. Interest on these loans is accumulated at the prime rate plus 1%, determined at the date the loan is granted.

   Loans to Participants

   Participants may apply for a loan from the Plan. The total loan amount is limited to the lesser of $50,000 or one half of the participant's vested account balance. Loan repayments are made by the participant through payroll deductions. The minimum loan amount is $1,000 and only one loan per Plan year to a participant is allowed.


2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting

  The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   Contributions

   Contributions to the Plan from participants are recorded on an accrual basis and are deposited directly in the appropriate fund on a biweekly basis. Contributions made by the Company are accrued on the basis of participants' contributions and are made quarterly.

   Investments Valuation
   Investments in securities (U.S. Treasury bonds and notes, corporate bond and bond investment funds, and common stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan's year; securities in collective short-term investment funds and money market funds are stated at fair value as determined by the Trustee of such funds. The capital preservation fund is valued at contract value.
   Withdrawals and Transfers
   Withdrawals of participant and employer contributions can be made subject to certain specified restrictions and tax consequences. Participants may elect to transfer all or part of their balance of funds to other funds as the Plan allows on a quarterly basis. Transfers between the capital preservation fund and the money market funds are prohibited as are transfers of participant balances to the company stock fund.
   Income Recognition
   Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments are recorded as earned on an accrual basis.
   Net Appreciation (Depreciation) in Fair Value of
   Investments
   The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Administrative Expenses
   Trustee fees and investment management fees were paid by the Plan in 1998 and 1997. All other administrative fees are paid by the Company.


3.INVESTMENTS

   Individual investments representing 5% or more of net assets available for benefits in 1997 are summarized as follows:

        Description           ____________________________
           ______
Harris Bank Common Stock Fund  $22,932,66
                              4
Citibank Liquid Reserve Fund
                              9,322,630
Harris Bank Collective
Marketable Bond Fund
                              13,796,505
Aetna Fixed Income Contract
                              12,360,445
DEKALB Genetics Corporation
stock                         13,100,316
                              ==========
                              =

   The Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in value $12,727,280 and $33,183,747 for the years ended
   August 31, 1998 and 1997, respectively, summarized as follows:

                                1998        1997
DEKALB Genetics Corporation
common stock                $           $
                            0           7,358,642
Common stocks
                            0           25,026,620
U.S. Treasury bonds and notes
                            0           799,677
Participation Accumulation
Fund                        0           (1,192)
Pooled Equity Funds
                            12,727,280  0
                            __________  __________
                            __          ___
                             $12,727,28  $33,183,74
                            0           7
                            ==========  ==========
                            ==          ==

4.TAX STATUS

   The Plan obtained its latest determination letter dated April 28, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.


5.PLAN TERMINATION

   The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. At Plan termination, participants will become fully vested in their account balances.


6.RECONCILIATION TO FORM 5500

   As of August 31, 1998 and 1997, the Plan had approximately $0 and $6,318,267, respectively, of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan and a Company contribution receivable of $333,371 and $0, respectively, that was not reflected in the Form 5500. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

   The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended August 31, 1998 and 1997:



                                                               Net Assets Available
                                                                for Plan Benefits
                                                                    August 31
                                                             _______________________
                                                                      ____
                           Company     Benefits    Benefits
                         Contributi  Payable to     Paid
                         onReceivab  Participan                 1998        1997
                             le          ts      __________  __________  ___________
                         __________  __________      __          __           _
                             __          __
Per financial statements  $           $           $10,800,07  $167,211,5  $153,071,42
                         333,371     0           6           60          8
Contribution receivable
not reported on
Form 5500
                         (333,371)   0           0           0           0
Reversal of 1997 accrual
for benefit payments
                         0           0           (6,318,267  0           (6,318,267)
                         __________  __________  )           __________  ___________
                         __          __          __________  __          __
                                                 __
Per Form 5500             $           $           $           $167,211,5  $146,753,16
                         0           0           4,481,809   60          1
                         ==========  ==========  ==========  ==========  ===========
                         ==          ==          ==          ==          ==


7.SUBSEQUENT EVENT

   Effective November 30, 1998, the Company was acquired by
   Monsanto Company.  It is the intention of Monsanto
   Company to terminate the Plan effective December 31, 1999.

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS






As independent public accountants, we hereby consent to the

incorporation of our report included in this Form 11-K into

the Company's previously filed Registration Statement File

No. 33-33305.







Chicago, Illinois
February 24, 1999